CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK WASHINGTON, DC PARIS BRUSSELS FRANKFURT COLOGNE MOSCOW	CITY PLACE HOUSE 55 BASINGHALL STREET LONDON EC2V 5EH 020-7614-2200 FACSIMILE 020-7600-1698 WWW.CLEARYGOTTLIEB.COM	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

Writer’s Direct Dial: +44 (0) 207 614-2237

E-Mail: ssperber@cgsh.com

May 23, 2016

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2015

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Sasha Parikh on Friday May 20, 2016 in connection with the comment letter dated May 18, 2016 relating to GSK’s Annual Report on Form 20-F for 2015. As requested, this is a brief note to indicate that GSK intends to respond to the comments by June 15, 2016.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult.

CLEARY GOTTLIEB STEEN & HAMILTON LLP IS A LIMITED LIABILITY PARTNERSHIP REGISTERED IN ENGLAND AND WALES NUMBER OC310280. IT IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY. A LIST OF THE MEMBERS AND THEIR PROFESSIONAL QUALIFICATIONS IS OPEN TO INSPECTION AT THE REGISTERED OFFICE, CITY PLACE HOUSE, 55 BASINGHALL STREET, LONDON EC2V 5EH. CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleague Luwam Berhane, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Christopher Buckley, GlaxoSmithKline plc

Ms. Victoria Whyte, GlaxoSmithKline plc

Mr. Ranjan Sriskandan, PricewaterhouseCoopers

2